Filed by North Fork Bancorporation, Inc.
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company:  Dime Bancorp, Inc.
                              Commission File No. 001-13094


NORTH FORK BANCORP
275 BROADHOLLOW ROAD, MELVILLE, NY 11747  (631) 844-1258   FAX (631) 844-1471


FOR IMMEDIATE RELEASE               CONTACT:    DANIEL M. HEALY
                                                EXECUTIVE VICE PRESIDENT
                                                CHIEF FINANCIAL OFFICER
                                                (631) 844-1258

                                    CONTACT:    JEREMY FIELDING OR
                                                ROBERT SIEGFRIED
                                                KEKST AND COMPANY, INC.
                                                (212) 521-4800


           NORTH FORK TO ALLOW FLEETBOSTON TO BID FOR DIME

        NORTH FORK TO SOLICIT PROXIES AT DIME ANNUAL MEETING

      MELVILLE, N.Y. - MAY 17, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE: NFB) announced today that it is releasing FleetBoston Financial Corp. from the restriction contained in a stock purchase agreement that prohibited FleetBoston from seeking to acquire Dime Bancorp, Inc. As previously reported, FleetBoston has agreed to invest $250 million in North Fork in connection with North Fork's proposed acquisition of Dime. North Fork said it does not know whether or not FleetBoston plans to bid for Dime. North Fork said it took this action to eliminate any remaining excuses that Dime could possibly have to justify not selling Dime now.

      North Fork also said that it intends to solicit proxies from Dime's shareholders to withhold authority for Dime's director nominees at Dime's annual shareholders meeting. Dime has yet to announce a date for its annual meeting. John Adam Kanas, Chairman, President and Chief Executive Officer of North Fork Bancorporation, said that "Dime shareholders, by withholding authority for Dime's director nominees, will be sending a clear and unequivocal message to Dime's Board of Directors that Dime's shareholders do not support any plan of Dime to remain independent and that Dime shareholders want Dime to be sold in the near term."

      Attached is a copy of prepared remarks being delivered today on an investor conference call by Mr. Kanas.

             -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

      "For several weeks now we have been observing Dime's behavior. During this period we have remained silent while Mr. Toal has publicly attacked our company, taken credit for Dime's new stock price and even slapped himself on the back in a congratulatory gesture taking credit for terminating the Hudson United merger. We are now convinced that Mr. Toal is setting up all Dime shareholders for a major disappointment. Simply stated, we believe he is setting the stage for Dime to declare that it is not the "right time" to sell the company and they intend to pursue a course of independence. We believe that Dime management has assessed their ability to survive after declaring this course of action and determined that, although it will lead to a lower stock price and great acrimony between the company and its shareholders, no one, including us, will be willing to spend the time and money necessary to wrestle this company away from them.

      "Before I explain why I believe so strongly in this theory, I want to comment on several subjects and correct the record that we believe Mr. Toal has been trying so desperately to distort.

      "The current management team took control of Dime in 1996. Let's look at their accomplishments thus far. They brought you the acquisition of two small thrifts, BFS Bancorp in 1996 and Lakeview Savings in New Jersey in 1998. They gave you North American Mortgage Company for $374,000,000 in 1997 and tried to bring you Dime- Hudson United in 2000. Oh yes, let me not forget the infamous acquisition of the Key Long Island branches for a 16% deposit premium. And they question our experience?

      "In a further attempt to keep everyone's eye off the ball, Mr. Toal has had the audacity to criticize North Fork's earnings as compared to Dime recently. Even slightly informed observers are aware that North Fork's earnings performance place it among the very top of all commercial banks in the country. In fact, just this week US Banker again named North Fork Bank the number one performing bank in the United States based upon historic performance over a three and five year period.

      "We could go on all day poking fun at and pointing out the folly of Dime management's recent actions, not the least of which, by the way, is their pathetic attempt to take credit for killing the Hudson deal, which Mr. Toal said in an interview with the Daily Deal "wasn't in the best interest of shareholders." That would be fun but fruitless. Instead, we intend to take action designed to ensure that Dime shareholders get full value for their company.

      "Dime has now supposedly undertaken a "comprehensive exploration of all strategic options in light of their corporate strategy." Do you know what this really means? We think we do - and it is not good news for Dime shareholders. We think it means that Dime believes it can do whatever it feels like, including remaining independent, and that is what we think they're going to do.

      "On Thursday, May 9th, Larry Toal was interviewed by the Daily Deal. Among other questions he was asked was the following: "Do you think it's necessary strategically to merge? Do you need to do a deal at all?"

      Mr. Toal answered: "One of the questions the board will have to look at is the time of the market. That's what I mean when I say we want to assess the market. Part of that is if we are going to do any transaction whether this would be the right time or not..."

      "We believe that statement taken together with other statements demonstrate that there exists no serious intent on Dime's part to sell this company to anyone.

      "We believe the end result of Dime's strategic initiative is plainly predictable. Sooner or later (and probably later) they will announce those results in a cleverly worded release informing the world that as a result of the "comprehensive exploration" they have determined that it is not the right time to sell their company and North Fork is certainly not the right buyer. They will fail to explain why, during their road show pitching the Hudson merger, they specifically pointed to North Fork Bank as a bank they aspired to look and trade like. They will rely on no one asking them that question. If Dime announces a course of independence, shareholders will be locked into an investment that historically has been an underperformer. Although rumors have been fueled of other potential bidders, we are unable to unearth one shred of evidence that either ABN Amro or HSBC has a serious interest in the bank.

      "The fact that Dime couldn't get shareholder approval for its Hudson deal can only be construed one way - and that is that Dime shareholders want Dime sold now. Larry Toal has the nerve to say, and I quote "The advantage of having the merger termination behind us is that it gives us the opportunity to reach out to our investors, and we've been getting very positive feedback. They think we did the right thing..."

      "He appears to actually believe that stockholders are applauding some action that he was responsible for. In fact, all that stockholders were applauding was the death of an ill-conceived deal that Toal was responsible for and the fact that shareholders now believe that Dime will be sold. Does he honestly believe that shareholders want any outcome other than the sale of the Dime? Does Larry Toal honestly believe that Dime's stock price would be where it is now in the absence of our offer and the expectation that Dime will be sold in the near term?

      "Ever since we announced our offer on March 5th, Dime has refused to meet with us to discuss it. They hid behind the merger agreement with Hudson. Now they are hiding behind their "comprehensive exploration," and cite this as the reason why it is inappropriate to talk to us. It is time for the Dime management to stop hiding and take their collective heads out of the sand. If they really believe there are serious risks with our offer, then it would be prudent and responsible for them to talk to us about these purported risks. Larry Toal has been fond of saying that Dime "knows North Fork's operations well." Well, we know Dime's operations well also, and that in part is why we believe there is low execution risk to our deal and why we have confidence in our cost savings estimates.

      "As a sign of how serious we are to bring about a sale of this company, we will be formally notifying Fleet later today that it is released from the standstill agreement not to bid on the Dime. We think this should eliminate any remaining excuses that Dime can possibly think of to justify not selling the bank. It should be made clear that North Fork intends to continue to pursue its offer to Dime shareholders vigorously and we again reiterate our twice turned-down offer to meet with Dime management in order to have them help us justify a higher price for the company and to allow us to allay their purported concerns about the risks of our deal. We strongly encourage all Dime shareholders to tender their shares promptly and help us to encourage the Dime board in order to ensure that this company gets sold to someone.

      "When we proposed our offer for the Dime, they spent less than a day considering it. Mr. Toal said that unlike Hudson United we are not a good partner because we are thrift-like and had grown too fast and there were integration risks to this proposal. He recently added that our financial performance was suspect. Does anyone really believe that we are more thrift-like than Hudson United or Dime itself? Does anyone really believe we have grown with less discipline than Hudson United? Does anyone really believe that Dime management is acting in the best interest of their shareholders? We for one do not. It's time for the board of Dime to take control of this company before more value is destroyed.

      "The result of Dime's last comprehensive exploration of strategic options was to recommend to us a merger of equals with Hudson United. That drove down the price of the stock below $12.00. No one can take the chance that their next recommendation will be any less management friendly and any more shareholder centric.

      "North Fork gave Dime shareholders the vehicle by which to force Dime to change course by providing them with an alternative to the Hudson United deal.

      "We must now turn to you, Dime's shareholders, in order to take the second step. Your tendered shares are an effective way to send a message that you want Dime sold. Without the encouragement that that will give the Dime board, I believe this company will remain independent indefinitely. We ask you to cast your vote on the fate of this company by tendering now. In addition, we intend to solicit proxies from Dime stockholders to withhold authority for Dime's director nominees at the Dime annual meeting, whenever Dime gets around to holding it. By withholding authority for Dime's nominees, you will be sending a clear and unequivocal message to Dime's Board of Directors that you do not support any plan on the part of Dime to remain independent and that you want Dime sold now. Without your support, we all run the risk of seeing this situation stagnate and eventually losing the increased value Dime shares have gained as a result of our offer. Only shareholders can keep this process alive."



Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, North Fork's proxy statement with respect to North Fork's proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders (when it becomes available), and any amendments or supplements to any of such documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, the proxy statement (when it becomes available), any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in North Fork's definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on March 28, 2000, with respect to its previous solicitation of Dime stockholders in connection with the vote on the proposed merger of Dime and Hudson United Bancorp.

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